Filed by Central Pacific Financial Corp.
Pursuant to rule 425 of the Securities Act of 1933, as amended, an deemed filed pursuant to rule 14d-2 and Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company; CB Bancshares, Inc.
Commission File No. 333-104783

The following is a newsletter to Central Pacific Bank customers mailed by Central Pacific Financial Corp. on September 2, 2003.

Fall 2003

Your Money Matters

A Message from the Chairman

As you may be aware, Central Pacific Bank is involved in a merger initiative with City Bank (CB Bancshares, Inc.). Despite CB management’s efforts to prevent their shareholders from considering our offer, we remain committed to making this transaction a reality and working to ensure that CB’s shareholders have an opportunity to make an informed decision. In the meantime, our focus on our business and you, our customers, is unwavering.

Central Pacific Bank was created in 1954 through the bold action and foresight of individuals who perceived the need for a bank to serve the Japanese-American community in post-war Hawaii. In that same spirit, we believe that pursuing this merger with City Bank is the best way to ensure that there will be a local bank to serve the needs of Hawaii’s small businesses and communities, now and in the future. We want to ensure that the legacy of our founding fathers can survive and be perpetuated for generations to come.

A Look at the Benefits

Here’s why this merger offers potential benefits to:

Customers. Customers will benefit from a broader menu of products and services and the added convenience of more ATMs and branches, as well as Central Pacific Bank’s fiercely loyal service. We will adopt the “best practices” of each organization in order to offer our customers the finest products and services. We also plan to appoint a dedicated transition team, with representatives from both banks, devoted to making the transition as seamless as possible. The combined bank will still be a “small” community bank, with the same philosophies and personalized service, but with greater resources to be more competitive in the marketplace.

Employees. A stronger bank is our employees’ greatest assurance for a successful future. Before we can determine the impact on jobs, we must first study our customers’ needs and how best to meet them. We value our employees and are dedicated to minimizing job losses. We know that City Bank has many valuable employees as well.  Should reductions in staff occur, we will retain the best employees – no matter which bank they are from. Our commitment to fairness and doing everything possible to minimize disruption to our employees will be our guiding principles.

Shareholders. We believe shareholders of both companies will benefit from our proposed merger.  We’ve made an extremely attractive offer and have received strong support to pursue this merger from CB Bancshares shareholders, who recognize how the strengths of Central Pacific Bank complement those of City Bank. Central Pacific Financial Corp’s shareholders will own a stronger company with more growth opportunities for their investment.

Communities. We will be able to accelerate our plans to open additional branches each year and expand into new or underserved communities, such as rural Oahu and neighbor islands. There will be some Central Pacific Bank and City Bank branch consolidations, but we anticipate consolidations only where there are two branches in close proximity.  Know that our customer needs will not be sacrificed and our priority will be what is best for our customers and our communities.

Hawaii. The merger will create a stronger, locally-focused bank for Hawaii, better positioned to finance business and fuel economic growth. This becomes even more important as we experience increasing pressures from mainland entities that are entering or looking to move into Hawaii’s marketplace. We need to sustain the community-minded corporate citizens that have taken care of our community for many years.

Looking Toward the Future

We strongly believe this merger is truly in the best interests of all concerned – good for Hawaii, and for customers, employees and shareholders of both banks. Central Pacific Bank remains fully committed to making this transaction a reality, and we continue to work to ensure that CB’s shareholders have an opportunity to be heard on our proposed offer.

In the meantime, we’ll continue working toward our goal to be the Best Bank for Hawaii.

Warmest mahalo and aloha,

Clint

Chairman, President and
Chief Executive Officer

New Asset Management Division

Central Pacific Bank has created a new Asset Management Division to give our customers even more opportunity to take advantage of professional investment management services. The new division is headed by David Zerfoss, CFA, senior vice president and chief investment officer. Joining Zerfoss are Yvonne Lim, vice president, manager of the Fixed Income Group; vice presidents Scott Takemoto, CFS, and Derwin Osada, CFA, co-managers of the Equity Group; Orest Saikevych, vice president; and Lorene Okimoto, vice president, Asset Management Division chief administrator and portfolio manager. The group’s combined tenure in the financial markets spans well over 100 years, with specialization in equity and fixed income analysis and portfolio management, particularly in the area of Hawaii municipal bonds.

Pictured (l to r): Scott Takemoto, CFS and Derwin Osada, CFA, co-managers of the Equity Group; Yvonne Lim, vice president, manager, Fixed Income Group; David Zerfoss, CFA, senior vice president, chief investment officer; Lorene Okimoto, vice president, Asset Management Division, chief administrator and portfolio manager; and Orest Saikevych, vice president.

Trust and Investment Management

Look to Central Pacific Bank for Integrity, Experience and Service

By Mike Masuda, senior vice president, manager of Central Pacific Bank’s Trust Division

As the saying goes, it’s not how much you make, but what you keep. At Central Pacific Bank’s Trust Division, we understand that wealth management is as important as wealth accumulation – for you, your family and your future.

Our Trust Division, established in 1993, administers more than $1.3 billion in assets. Our service-oriented staff averages more than 20 years of experience in the trust and investment business. Several of our people have come to Central Pacific Bank from other organizations, attracted by our reputation for integrity and loyal customer service. They add a unique blend of time-tested financial management expertise and a fresh perspective to our seasoned staff.

What We Can Do for You

If you’re like many individuals, you have neither the time nor inclination to immerse yourself in the complexities of portfolio management and trust administration. Central Pacific Bank’s Trust Division can fulfill these important responsibilities for you, freeing you to run your business, pursue other interests or simply enjoy your leisure time.

Seated (l to r): Yolanda Quintal, senior trust assistant; Neal Okamoto, senior vice president; William “Jerry” Mann, vice president; Peter Sheehan, vice president.

Standing (l to r): Stephanie Katayama, Compliance and Reporting; John Roxburgh, vice president; Lynn Tyrell, operations specialist; Diane Chong, assistant vice president; Michael Masuda, senior vice president and manager; Jodie Lopes, senior trust assistant; Derwin Kakugawa, assistant vice president and operations manager; Michael Westfall, assistant vice president; Gwen Fukuyama, trust specialist.

INVESTMENTS & INSURANCE offered through Financial Network Investment Corporation, member SIPC:

• NOT a Deposit
• NOT FDIC Insured
• NOT Insured by Any Government Agency
• NOT Guaranteed by the Bank
• MAY Go Down In Value

Financial Network and Central Pacific Bank are not affiliated.

The Trust Division provides a range of services for both personal and institutional clients. For personal clients, we offer estate-planning assistance, probate administration, trust administration, portfolio management, individual retirement accounts and Asset Advantage, a proprietary mutual fund asset allocation program.

For institutional clients, we offer cash sweep, short-and intermediate-term portfolios for excess operating funds, individually managed equity and fixed income portfolios, retirement plan solutions and custody services.

From asset management to retirement plans, finding tenants for rental properties to safekeeping of assets, we offer a full range of personalized services. We also feature state-of-the-art technology, including the new SunGard AddVantage trust accounting system. This Windows®-based system allows our clients to access account information and download reports via the Internet 24 hours a day, seven days a week.

Call Today for More Information

Choosing someone to help manage, preserve and distribute your assets is not something to be taken lightly. The fiercely loyal trust and investment professionals at Central Pacific Bank are ready to help. Call us today at (808) 544-6800 for more information.

Mahalo to Our Customers

Central Pacific Bank was again recognized by the ABA Banking Journal in its June 2003 issue as one of the elite Top 50 banks nationwide, based on return on average equity. Central Pacific Bank was the only bank in Hawaii to make the list. In addition, we’ve moved up from No. 25 to No. 23 on the list, another indication of the financial strength and integrity of your bank.

We recognize that we could not achieve these milestones without the loyalty of our valued customers. Thank you from everyone at your fiercely loyal bank, Central Pacific.

Protect Yourself from Identity Theft

With identity theft, thieves get information by stealing your wallet or purse, pilfering from your mail box, going through your trash or watching your transactions at automated teller machines. They use this information to open accounts and make purchases in your name.

Protective Measures

Here are some steps to help protect you against identity theft.

•                  Don’t carry your Social Security card, passport or birth certificate in your wallet. Keep them in a safe place at home.

•                  Keep documents with personal information safe, including credit card and debit card receipts. Dispose of them by shredding.

•                  Guard your mail from theft. Place outgoing mail in post office boxes rather than unsecured mailboxes. Know your statement cycle and keep a lookout for any missing statement, which could mean it has been stolen. Consider signing up for CheckSafekeeping, where checks are held at Central Pacific, reducing the risk of your check images and signature from getting into the wrong hands.

•                  Order your credit reports and check for fraudulent activity. You can order credit reports by logging on to www.experian.com, www.transunion.com or www.equifax.com. Or call Experian at 1-888-EXPERIAN (397-3742), TransUnion at 1-800-888-4213 or Equifax at 1-800-997-2493.

If You Are a Victim

Under a program started this year, when you make a toll-free call to any one of the three major credit reporting companies – Equifax, Experian and TransUnion – that company will notify the other two.

In addition, call Central Pacific Bank to report identity theft that may affect your financial accounts, and contact the Federal Trade Commission at 877-ID-THEFT.
Log on to its Web site at www.consumer.gov/idtheft to learn more about this crime and how to prevent it.

Identity theft is a growing problem.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of CPF’s management and describe future plans, strategies and expectations, are generally identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions. CPF’s ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet Web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s definitive proxy revocation statement as filed on May 22, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

For more information about CPB services and products, contact us at:

P.O. Box 3590

Honolulu, HI  96811-3590

Customer Service Center:
(808) 544-0500 (Oahu)
1-800-342-8422
E-mail: info@centralpacificbank.com

Visit any of our 24 branches statewide, including five supermarket branches, and more than 70 ATMs.

The articles and opinions in this publication are for general information only and are not intended to provide specific advice or recommendations for any individual. Although it is intended to be accurate, neither the publisher nor any other party assumes liability for loss or damage due to reliance on this material. All credit products mentioned in this publication are subject to credit approval and certain restrictions apply. Your Money Matters is published by Central Pacific Bank Marketing Division. © 2003 Central Pacific Bank